FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of March, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

March 2, 2006

Hanson acquires Material Service, a major US aggregates producer, for $300 million (£170m)

Hanson PLC, the international building materials company, announced today that it has signed a contract to acquire Material Service Corporation ('Material
Service') from General Dynamics Corporation (NYSE GD) for $300 million (£170m)
in cash. Completion of the acquisition, which is subject to final due diligence and regulatory approval, is anticipated to occur in the second quarter of 2006.

Headquartered in Chicago, Illinois, Material Service is the thirteenth largest producer of aggregates in the United States. Established in 1919 by the Crown
family, it merged with General Dynamics in 1959. Material Service employs more than 800 people and operates ten crushed stone quarries and three sand and gravel quarries. The company's primary market is Illinois, including the greater metropolitan area of Chicago. Illinois is the fifth largest aggregates market in the USA. Three of the crushed stone locations are in western Indiana.

Material Service is ranked first or second in all of the markets it serves. In
2005, it sold over 20 million US tons of aggregates and is estimated to have approximately 1.5 billion tons of aggregate reserves. In the financial year to
December 31, 2005, Material Service's audited sales revenue was approximately
$160 million, gross assets were approximately $120 million and EBITDA was approximately $40 million.

This acquisition should increase Hanson's annual aggregates volume in the USA by around 15% and reinforces Hanson's position as one of the leading US aggregates producers. The acquisition is expected to be earnings enhancing for Hanson in the first full year of ownership and will be financed from existing borrowing facilities.

Jim Kitzmiller, President of Hanson Aggregates North America, commented: "This is an important acquisition for Hanson, taking us into Illinois for the first time and extending our presence in Indiana. Adding Material Service's people and assets to our group provides new and exciting opportunities for further development in the north central US area."

Alan Murray, Chief Executive of Hanson PLC, added: "Material Service has a long history as a premier construction materials company. This acquisition strengthens our US footprint and reinforces our position as one of the leading aggregates producers in the USA."

Inquiries:         Nick Swift / Hilary Reid Evans
                   Hanson PLC
                   Tel: +44 (0)20 7245 1245

Notes:

1. Hanson is one of the world's leading heavy building materials companies.  It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world.  Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK,
   Australia, Asia Pacific and Continental Europe.

2. Hanson operates through six divisions: Hanson Aggregates North America,
   Hanson Building Products North America, Hanson Aggregates UK, Hanson Building
   Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe.

3. Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via www.hanson.biz.

4. High-resolution Hanson images for editorial use are available from
   www.hanson.biz and from www.pixmedia.co.uk/30/company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   March 02, 2006